Exhibit 21

List of Subsidiaries of eSpeed, Inc.

Name	Place of Incorporation of Organization
eSpeed, LLC	Delaware
eSpeed Securities, Inc.	Delaware
eSpeed Government Securities, Inc.	Delaware
eSpeed Markets, Inc.	Delaware
eSpeed International Limited	United Kingdom
AMEEFI Services, Inc.	Delaware
eSpeed (Canada), Inc.	Nova Scotia
eSpeed (Australia) Pty Limited	Australia
ITSEcco Holdings Limited	United Kingdom
eSpeed (Japan) Limited	Japan
Kleos Managed Services, Inc.	Delaware
EC Consulting Limited	United Kingdom
EccoWare Limited	United Kingdom
Ecco LLC	Delaware
TreasuryConnect LLC	Delaware
eSpeed (Hong Kong) Holdings I, Inc.	Delaware
eSpeed (Hong Kong) Holdings II, Inc.	Delaware
eSpeed (Hong Kong) Limited	Hong Kong